Exhibit 99.1

RISK FACTORS
You should carefully consider the following risks, together with the other information contained or incorporated by reference in this document and the annexes hereto. Some of the risks described below relate principally to the business and the industry in which NetScout, including the Communications Business, will operate after the Transactions, while others relate principally to the Transactions. The remaining risks relate principally to the securities markets generally and ownership of shares of NetScout common stock. For a discussion of additional uncertainties associated with forward-looking statements in this document, please see the section entitled “Cautionary Statement Concerning Forward-Looking Statements.” In addition, you should consider the risks associated with NetScout’s business that appear in NetScout’s Annual Report on Form 10-K for the year ended March 31, 2014 and NetScout’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, which are incorporated by reference into this document.
Risks Related to the Transactions
The calculation of the merger consideration will not be adjusted if the value of the business or assets of the Communications Business declines or if the value of NetScout increases before the Mergers are completed.
The calculation of the number of shares of NetScout common stock to be distributed in the Mergers will not be adjusted if the value of the business or assets of the Communications Business declines prior to the consummation of the Mergers or the value of NetScout increases prior to the Mergers. NetScout will not be required to consummate the Mergers if there has been any “material adverse effect” (as this term is described in the section of this document entitled “The Merger Agreement—Representations and Warranties”) on the Communications Business. However, NetScout will not be permitted to terminate the Merger Agreement or resolicit the vote of NetScout stockholders because of any changes in the market prices of NetScout’s common stock or any changes in the value of the Communications Business that do not constitute a material adverse effect on the Communications Business.
Upon completion of the Transactions, NetScout will incur significant expenses in connection with the integration of the Communications Business.
Upon completion of the Transactions, NetScout expects to incur significant expenses in connection with the integration of the Communications Business, including integrating products and technology, personnel, information technology systems, accounting systems, suppliers, and channel partners of each business and implementing consistent standards, policies, and procedures, and may possibly be subject to material write downs in assets and charges to earnings, which may include severance pay and other costs.
NetScout will assume certain non-U.S. pension benefit obligations associated with the Communications Business. Future funding obligations related to these liabilities could restrict cash available for NetScout’s operations, capital expenditures or other requirements, or require NetScout to borrow additional funds.
In the Transactions, NetScout will assume certain funded and unfunded non-U.S. pension obligations related to non-U.S. employees of the Communications Business who become employees of Newco to the extent the assumption is required by applicable law. In connection therewith, Danaher will transfer to NetScout all assets set aside by Danaher to fund such non-U.S. pension obligations related to the Communications Business. If the non-U.S. pension liabilities transferred by Danaher exceed the assets transferred by Danaher, Danaher is obligated to transfer an amount of cash to NetScout equal to the difference between the non-U.S. pension liabilities transferred and the assets transferred. The transfers of assets and non-U.S. pension liabilities will be governed by applicable law, provided that if the mechanism for the transfers is not mandated by applicable law, the assets and liabilities will be transferred on a projected benefit obligation basis in accordance with GAAP.

Funding obligations with respect to non-U.S. pension plans change due to, among other things, the actual investment return on plan assets. Continued volatility in the capital markets may have a further negative impact on the funded status of the non-U.S. pension plans, which may in turn increase attendant funding obligations. Changing economic conditions, poor pension investment returns or other factors may require NetScout to make substantial cash contributions to the pension plans in the future, preventing the use of increased cash contributions for other purposes and adversely affecting NetScout’s liquidity.
While NetScout intends to comply with any future funding obligations for its non-U.S. pension benefit plans through the use of cash from operations, there can be no assurance that NetScout will generate enough cash to do so and also meet its other required or intended cash uses. NetScout’s inability to fund these obligations through cash from operations could require it to seek funding from other sources, including through additional borrowings, which could materially increase NetScout’s outstanding debt or debt service requirements.
Current NetScout stockholders’ ownership interest in NetScout will be substantially diluted in the Mergers.
Following the consummation of the Mergers, NetScout’s stockholders will, in the aggregate, own a significantly smaller percentage of NetScout than they will own of NetScout immediately prior to the Mergers. Following the consummation of the Mergers, NetScout’s stockholders immediately prior to the Mergers are expected to collectively hold no more than approximately 40.5% of NetScout’s common stock immediately after the Mergers. Consequently, NetScout’s current stockholders, as a group, will be able to exercise less influence over the management and policies of NetScout following the Mergers than they will exercise over the management and policies of NetScout immediately prior to the Mergers.
Sales of NetScout common stock after the Transactions may negatively affect the market price of NetScout common stock.
The shares of NetScout common stock to be issued in the Transactions to holders of Newco common units will generally be eligible for immediate resale. The market price of NetScout common stock could decline as a result of sales of a large number of shares of NetScout common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.
It is expected that immediately after consummation of the First Merger, pre-First Merger holders of Newco common units will hold approximately 59.5% of NetScout’s common stock on a fully-diluted basis and NetScout’s existing stockholders will hold approximately 40.5% of NetScout’s common stock on a fully-diluted basis, subject to potential adjustment under limited circumstances as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” Currently, Danaher stockholders may include index funds that have performance tied to certain stock indices, and institutional investors subject to various investing guidelines. Because NetScout may not be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide to or may be required to sell the NetScout common stock that they receive in the Transactions. In addition, the investment fiduciaries of Danaher’s defined contribution and defined benefit plans may decide to sell any NetScout common stock that the trusts for these plans receive in the Transactions, or may decide not to participate in the exchange offer, if applicable, in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may also make it more difficult for NetScout to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.
The historical financial information of the Communications Business may not be representative of its results or financial condition if it had been operated independently of Danaher and, as a result, may not be a reliable indicator of its future results.
The Communications Business is currently operated by Danaher. Consequently, the financial information of the Communications Business included in this document has been derived from the consolidated financial statements and accounting records of the Communications Business and reflects all direct costs as well as assumptions and allocations made by management of Danaher. The financial position, results of operations and cash flows of the Communications Business presented may be different from those that would have resulted had the Communications Business been operated independently of Danaher during the applicable periods or at the applicable dates. For example, in preparing the financial statements of the Communications Business, Danaher made allocations of costs and Danaher corporate expenses deemed to be attributable to the Communications Business. However, these costs and expenses reflect the costs and expenses attributable to the Communications Business operated as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the Communications Business had it been operated independently. As a result, the historical financial information of the Communications Business may not be a reliable indicator of future results.
NetScout’s business, financial condition and results of operations may be adversely affected following the Transactions if NetScout cannot negotiate terms that are as favorable as those Danaher has received when NetScout replaces contracts after the closing of the Transactions.
Prior to consummation of the Transactions, certain functions (such as purchasing, information systems, sales, logistics and distribution) for the Communications Business are generally being performed under centralized systems that will not be transferred to NetScout and, in some cases, under contracts that are also used for Danaher’s other businesses and which are not intended to be assigned to NetScout with the Communications Business. In addition, some other contracts that Danaher or its subsidiaries are a party to on behalf of the Communications Business require consents of third parties to assign them to Newco. While Danaher, under the Transition Services Agreement, will agree to provide NetScout with certain services, there can be no assurance that NetScout will be able to obtain those consents or negotiate terms that are as favorable as those Danaher received when and if NetScout replaces these services with its own agreements for similar services. Although NetScout believes that it will be able to obtain any such consents or enter into new agreements for similar services, it is possible that the failure to obtain consents for or replace a significant number of these agreements for any of these services or to replace them on terms that as are as favorable as those Danaher has received could have a material adverse impact on NetScout’s business, financial condition and results of operations following the Transactions.
The Distribution could result in significant tax liability, and NetScout may be obligated to indemnify Danaher for any such tax liability imposed on Danaher.
Danaher will receive the Tax Opinion from Skadden to the effect that the Distribution offer will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code and that the Mergers will qualify as a tax-free transaction under Section 368(a)(1)(A) of the Code. Assuming that the Distribution and the Mergers so qualify, for U.S. federal income tax purposes, no gain or loss will be recognized by a holder of Danaher common stock upon the receipt of Newco common units in the Distribution or upon the exchange of Newco common units for NetScout common stock pursuant to the First Merger other than with respect to cash received in lieu of fractional shares, and Danaher will not recognize gain or loss with respect to the transfer of Newco units pursuant to the Distribution. Danaher also intends to seek a ruling from the IRS regarding certain issues relevant to the qualification of the Distribution and certain other aspects of the Separation for tax-free treatment for U.S. federal income tax purposes.
Although the IRS ruling, if received, will generally be binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. Also, as part of the IRS’s general policy with respect to rulings on spin-off and split-off transactions (including the Distribution), the IRS will not rule on the overall qualification of the transaction for tax-free treatment, but instead only on certain significant issues related thereto. As a result of this IRS policy, Danaher will obtain the opinion of counsel described above. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by Danaher and Newco. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion will be based are materially different from the facts at the time of the Distribution, the Distribution may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to Danaher and its stockholders could be materially unfavorable.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, Danaher would generally recognize gain with respect to the transfer of Newco common units in the Distribution.
The Distribution and certain aspects of the Separation could be taxable to Danaher if Newco, its unit holders, NetScout or NetScout’s stockholders were to engage in a Disqualifying Action. In such cases, under the Tax Matters Agreement, Newco and NetScout will be required to indemnify Danaher against any taxes resulting from the Distribution or certain aspects of the Separation that arise as a result of a Disqualifying Action. If Danaher were to recognize gain on the Distribution or certain aspects of the Separation for reasons not related to a Disqualifying Action by Newco or NetScout, Danaher would not be entitled to be indemnified under the Tax Matters Agreement and the resulting tax to Danaher could have a material adverse effect on Danaher. If Newco or NetScout were required to indemnify Danaher as a result of the Distribution or certain aspects of the Separation being taxable, this indemnification obligation would likely be substantial and could have a material adverse effect on NetScout, including with respect to its financial condition and results of operations.
NetScout is required to abide by potentially significant restrictions which could limit NetScout’s ability to undertake certain corporate actions (such as the issuance of NetScout common stock or the undertaking of a merger or consolidation) that otherwise could be advantageous.
To preserve the tax-free treatment to Danaher and/or its stockholders of the Distribution and certain related transactions, under the Tax Matters Agreement, NetScout is restricted from taking any action that prevents such transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit NetScout’s ability to pursue certain strategic transactions or engage in other transactions, including using NetScout common stock to make acquisitions and in connection with equity capital market transactions that might increase the value of NetScout’s business. See “Additional Material Agreements—Tax Matters Agreement” for a detailed description of these restrictions.
Failure to consummate the Transactions could adversely impact the market price of NetScout’s common stock as well as NetScout’s business, financial condition and results of operations.
If the Transactions are not completed for any reason, the price of NetScout’s common stock may decline. In addition, NetScout may be subject to additional risks, including:

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depending on the reasons for and the timing of the termination of the Merger Agreement, the requirement in the Merger Agreement that NetScout pay Danaher a termination fee of $55 million or reimburse Danaher for certain out-of-pocket costs relating to the Transactions;

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substantial costs related to the Transactions, such as legal, accounting, regulatory filing, financial advisory and financial printing fees, which must be paid regardless of whether the Transactions are completed; and

The Merger Agreement contains provisions that may discourage other companies from trying to acquire NetScout. In addition, NetScout will have more shares of its common stock outstanding after the Transactions, which may discourage other companies from trying to acquire NetScout.
The Merger Agreement contains provisions that may discourage a third-party from submitting a business combination proposal to NetScout prior to the closing of the Transactions that might result in greater value to NetScout stockholders than the Transactions. For example, the Merger Agreement generally prohibits NetScout from soliciting any takeover proposal. In addition, if the Merger Agreement is terminated by NetScout or Danaher in circumstances that obligate NetScout to pay a termination fee or to reimburse transaction expenses to Danaher, NetScout’s liquidity or financial condition may be materially adversely affected as a result of such payment, and the requirement to make such a payment might deter third parties from proposing alternative business combination proposals. In addition, the Merger Agreement requires that NetScout seek stockholder approval for the issuance of shares of NetScout common stock in the Merger, even if the NetScout board of directors changes its recommendation regarding the issuance of shares of NetScout common stock in the Merger.

NetScout expects to issue 62.5 million shares of its common stock as part of the Transactions, assuming no adjustments pursuant to the Merger Agreement. Because NetScout will be a significantly larger company and have significantly more shares of its common stock outstanding after the Transactions, an acquisition of NetScout may become more expensive. As a result, some companies may not seek to acquire NetScout, and the reduction in potential parties that may seek to acquire NetScout could negatively impact the prices at which NetScout’s common stock trades.
NetScout’s estimates and judgments related to the acquisition accounting models used to record the purchase price allocation may be inaccurate.
Management will make significant accounting judgments and estimates for the application of acquisition accounting under US generally accepted accounting principles, and the underlying valuation models. NetScout’s business, operating results and financial condition could be materially and adversely impacted in future periods if NetScout’s accounting judgments and estimates related to these models prove to be inaccurate.
NetScout may be required to recognize impairment charges for goodwill and other intangible assets.
The proposed transaction will add approximately $2.7 billion of goodwill and other intangible assets to NetScout’s consolidated balance sheet. In accordance with US generally accepted accounting principles, management periodically assesses these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to NetScout’s business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may impair goodwill and other intangible assets. Any charges relating to such impairments would adversely affect results of operations in the periods recognized.
Other Risks that Relate to NetScout, Including the Communications Business, After the Transactions
NetScout’s failure to successfully integrate the Communications Business into its business within its expected timetable could adversely affect the combined company’s future results and the market price of NetScout’s common stock following the completion of the Transactions.
The success of the Transactions will depend, in large part, on NetScout’s ability, as a combined company following the completion of the Transactions to realize the anticipated benefits and on the sales and profitability of the combined company. To realize these anticipated benefits, the combined company must successfully integrate its respective businesses. This integration will be complex and time-consuming. The failure to successfully integrate and manage the challenges presented by the integration process may result in NetScout’s failure to achieve some or all of the anticipated benefits of the Transactions.
Potential difficulties that may be encountered in the integration process include the following:

•	Lost sales and customers as a result of customers of NetScout’s or the Communications Business deciding not to do business with the combined company;

•	Complexities associated with managing the larger, more complex, combined business;

•	Integrating personnel of NetScout’s and the Communications Business while maintaining focus on providing consistent, high quality products and service to customers;

•	The loss of key employees; and

•	Potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Transactions.
If any of these events were to occur, NetScout’s ability to maintain relationships with customers, channel partners, suppliers and employees or NetScout’s ability to achieve the anticipated benefits of the Transactions could be adversely affected, or could reduce NetScout’s sales or earnings or otherwise adversely affect NetScout’s business and financial results after the Transactions and, as a result, adversely affect the market price of NetScout’s common stock.
The success of the combined company will also depend on relationships with third parties and pre-existing customers and channel partners of NetScout and the Communications Business, which relationships may be affected by customer, channel partner or third-party preferences or public attitudes about the Transactions. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition or results of operations.
The combined company’s success will depend on NetScout’s ability to maintain and renew relationships with pre-existing customers, channel partners, suppliers, and other third-parties of both NetScout and the Communications Business and NetScout’s ability to establish new relationships. There can be no assurance that the business of the combined company will be able to maintain and renew pre-existing contracts and other business relationships, or enter into or maintain new contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on NetScout’s business, financial condition or results of operations as a combined company.
The growth of the combined company could suffer if the markets into which the combined company sells its products and services experience cyclicality.
The growth of the combined company will depend in part on the growth of the markets which the Communications Business serves. The Communications Business serves certain industries that have historically been cyclical and have experienced periodic downturns that have had a material adverse impact on demand for the products, software and services that the Communications Business offers. Any of these factors could adversely affect the business, financial condition and results of operations of the combined company in any given period.
Defects, quality issues, inadequate disclosure or misuse with respect to the products, software or services of the combined company could adversely affect the business, reputation and financial statements of the combined company.
Defects in, quality issues with respect to or inadequate disclosure of risks relating to the use of the combined company’s products, software and services, or the misuse of the combined company’s products, software and services, could lead to lost profits and other economic damage, property damage, violation of privacy rights, personal injury or other liability resulting in third party claims, criminal liability, significant costs, damage to its reputation and loss of business. Any of these factors could adversely affect the business, financial condition and results of operations of the combined company.
International economic, political, legal, compliance and business factors could negatively affect the financial statements and growth of the combined company.
The Communications Business derives significant sales from customers outside the U.S. and certain manufacturing operations, suppliers and employees of the Communications Business are located outside the U.S. The Communications Business expects to continue to increase its sales and presence outside the U.S., particularly in the high-growth markets. The Communications Business’ international business (and particularly its business in high-growth markets) is subject to risks that are customarily encountered in non-U.S. operations, any of which could negatively affect the business, financial condition and results of operations of the combined company.